CROSS LAKE MINERALS LTD.

240 – 800 West Pender Street
Vancouver, B.C. V6C 2V6

Tel: (604) 688-5448
Fax: (604) 688-5443
E-mail: crosslak@intergate.bc.ca

November 12, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 - Fifth Street N.W.
Washington, D.C.
U.S.A. 20549

Attention: Office Of International Corporate Finance

Dear Sirs:

Re: Cross Lake Minerals Ltd. (the "Company") - 12(g) No. 82-2636

Enclosed please find the following materials to update the Company's file:

1. Copy of the Quarterly Report for the period ended September 30, 2003; and

2. News releases from our last filing date, August 7, 2003, to present.

Please contact the writer if you have any questions on the above materials.

Yours very truly,

CROSS LAKE MINERALS LTD.

Michele A. Jones
Executive Vice President, Administration and
Corporate Secretary

Enc:

dlw 11/26

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: (604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com
Symbol: CRN-TSX

Gold Giant Ventures
1255 West Pender Street
Vancouver, BC V6E 2V1
Tel: (604)687-2038 Fax: (604)687-3141
Website: www.goldgiant.com
Symbol: GGV-TSXV

03 NOV 24 AM 7:21

November 7, 2003

For immediate release

NEWS RELEASE

Arrangement Agreement Executed
Drilling Continues on Cariboo Projects
New Properties Acquired

Vancouver, British Columbia – **Cross Lake Minerals Ltd.** ("Cross Lake") and **Gold Giant Ventures Inc.** ("Gold Giant") are pleased to announce that, further to their release of October 17, 2003 announcing a letter agreement whereby Cross Lake is to acquire all of the common shares of Gold Giant, a formal Arrangement Agreement has now been executed and conditional approval has been received from the TSX to the transaction. The arrangement is still subject to court, shareholder and final TSX and TSX Venture approval. Gold Giant's shareholders' meeting to approve the Arrangement will be held on November 27, 2003 at 9:30 a.m. at their offices, 1255 West Pender Street, Vancouver, BC.

On the exploration side, the diamond drilling program (announced on October 24, 2003) at the QR Mine, the adjacent Cariboo and the Cantin Creek Properties continues. The properties are located southeast of Quesnel, Central British Columbia. The program, which is designed to test targets identified by previous exploration and the recently completed geological mapping, geophysical and soil geochemical surveys, is expected to be completed by early December.

Cross Lake and Gold Giant have, on a 50-50 joint venture basis, recently staked the zinc-lead-silver Ghost and Kneb Properties located in the Revelstoke Mining Division. Both properties contain known zinc, lead, silver mineralization associated with altered Cambrian-aged Badshot Limestone, typical of similar base metal deposits in the Kootenay Arc geological province. A program of geological mapping and sampling was conducted on each property. A sample taken on the Kneb Property from large (up to 1.5 metres) mineralized boulders, containing sphalerite, galena and pyrite, at the toe of a receding glacier, assayed 13.61% zinc, 15.96 % lead and 251.8 g/t silver. Rock sample results from outcrop on the Ghost Property assayed 12.97% zinc, 3.83% zinc and 6.74% zinc with lead values up to 2.45%. Mineralization on the Ghost Property has been identified over a large surface area indicating the potential for near surface development.

Cross Lake also holds the LJ Property in the Revelstoke area. A recent program of geological mapping and sampling was conducted to follow-up exploration completed by Cross Lake over the past three years. In 2002, numerous massive sulphide boulders were discovered below the remnant McKinnon Glacier at the headwaters of McKinnon Creek. These boulders yielded values up to 18% zinc and over 20% lead. The recent program was successful in locating zinc-lead base metal mineralization in outcrop at the toe of the glacier, now only approximately 500 metres square in size. A 10 metre thick siliceous section of the Badshot Limestone was traced towards the glacier where a one metre section of semi-massive sulphides of sphalerite, pyrite and galena was exposed within the 10 metre siliceous section. Two parallel rock chip channel samples over the one metre width were collected across the discovery section. One assayed 14.17% zinc and 6.91% lead and the other 11.05% zinc and 1.44% lead.

Cross Lake is operator on all the projects. Exploration work is being conducted under the supervision of Cross Lake's Qualified Person and Vice President, Exploration, Jim Miller-Tait, P.Geo. Acme Analytical Laboratories Ltd. of Vancouver B.C completed the assays. The samples were analyzed by ICP-MS (Mass Spectrometer) following an Aqua Regia digestion on a 15-gram split. Over limit samples were reanalyzed by ICP-ES (Atomic Emission Spectrometer) on a 1.0 gram sample.

Exploration in 2004 on the zinc-silver-lead properties will include further geological mapping, sampling and UTEM electromagnetic and magnetic geophysical surveys to identify and in some cases confirm conductors on the properties.

-30-

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information please contact:
Cross Lake Minerals Ltd.
Brian Kynoch, Interim President
Tel: (604) 688-5448

Gold Giant Ventures Inc.
Gordon Keevil, President
Tel: (604) 687-2038

240 - 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: (604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com
Symbol: CRN-TSX

1255 West Pender Street
Vancouver, BC V6E 2V1
Tel: (604)687-2038 Fax: (604)687-3141
Website: www.goldgiant.com
Symbol: GGV-TSXV

October 24, 2003

For immediate release

NEWS RELEASE

Drilling Commences on
QR, Cariboo and Cantin Creek Properties

Vancouver, British Columbia – **Cross Lake Minerals Ltd.** ("Cross Lake") and **Gold Giant Ventures Inc.** ("Gold Giant") are pleased to announce that diamond drilling at the QR Mine, the adjacent Cariboo and the Cantin Creek Properties has commenced. The properties are located southeast of Quesnel, Central British Columbia. The program will test targets defined by previous exploration and the recently completed geological mapping, geophysical and soil geochemical surveys.

Drilling on the QR Mine Property will test a coincident 3D Inversion Induced Polarization ("IP") anomaly and soil geochemistry anomaly located just 400 metres east and on trend with the known zones of gold mineralization. The QR Mine Property includes a fully equipped and permitted 800 TPD gold mill, tailings facility and related surface equipment that has been well maintained since operations ceased in 1998. There is also a recently updated developed and partially developed calculated resource of just over 900,000 tonnes with a weighted average grade of 3.1 g/t. Open pit mining could develop the majority of this resource. There is the potential to further increase the resource on the property through drilling of the Midwest Zone, which is planned during this program, and in the North Zone. This Zone has been evaluated from a depth of 250 metres to 400 metres below surface with only wide spaced drilling. Significant intersections from earlier drilling on the North Zone include: 10.5 g/t over 15 metres, 8.9 g/t over 4.6 metres and 11.0 g/t over 3 metres.

On the Cariboo property drilling will evaluate several targets defined by the 3D Inversion IP and soil geochemical anomalies as well as evaluating further the discovery hole 89-6 drilled in 1989 that intersected 5.26g/t over 8.5 metres. The proximity of the Cariboo Property to the QR Mine Property increases the potential development of the area.

Drilling on the Cantin Creek property will test a coincident chargeability and resistivity anomaly from the recently completed 3D Inversion IP survey, which is further enhanced, by a soil geochemistry anomaly from the recently completed Mobile Metal Ions survey. The Cantin Creek Property is only 37 kilometres northwest of the QR Mine Site, which again increases the economic potential of any discoveries.

The companies plan to drill approximately 4,000 metres on the three properties in this new program. Results from the program will be released once they have been reviewed and interpreted by the companies.

Cross Lake holds the QR and Cariboo properties under a 100% option from Kinross Gold Corporation and Imperial Metals Corporation, respectively. Gold Giant is currently earning 50% of Cross Lake's rights in the two properties. Rights to the Cantin Creek property are held equally by both companies under an option agreement to earn a 100% interest. Cross Lake is the operator of all three projects. Exploration work is being conducted under the supervision of Cross Lake's Qualified Person and Vice President, Exploration, Jim Miller-Tait, P.Geo.

Pursuant to their news release of October 17, 2003, Cross Lake is in the process of acquiring all of the common shares of Gold Giant by way of statutory plan of arrangement under the Company Act (British Columbia), subject to all necessary approvals.

-30-

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information please contact:
Cross Lake Minerals Ltd.
Brian Kynoch, Interim President
Tel: (604) 688-5448

Gold Giant Ventures Inc.
Gordon Keevil, President
Tel: (604) 687-2038

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: (604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com
Symbol: CRN-TSX

Gold Giant Ventures Inc.
1255 West Pender Street
Vancouver, BC V6E 2V1
Tel: (604)687-2038 Fax: (604)687-3141
Website: www.goldgiant.com
Symbol: GGV-TSXV

October 17, 2003

For immediate release

NEWS RELEASE

- LETTER AGREEMENT SIGNED -
- PLAN OF ARRANGEMENT -

Vancouver, British Columbia – **Cross Lake Minerals Ltd.** ("Cross Lake") and **Gold Giant Ventures Inc.** ("Gold Giant") wish to announce that, further to their October 1, 2003 news release, they have executed a letter agreement (the "Letter Agreement") providing for the acquisition by Cross Lake of all of the common shares of Gold Giant by way of statutory plan of arrangement (the "Arrangement") under the Company Act (British Columbia), subject to all necessary shareholder, court and regulatory approvals, including all necessary acceptances of the Toronto Stock Exchange and the TSX Venture Exchange.

Pursuant to the Arrangement, holders of Gold Giant shares will exchange their Gold Giant shares in consideration for the issuance by Cross Lake of two (2) common shares of Cross Lake for every one (1) Gold Giant common share, provided that the new entity will be held by shareholders of Cross Lake and shareholders of Gold Giant on a 50-50 basis, or within 2½% thereof (the "50-50 split"). If a 50-50 split is not achieved by the above exchange ratio, the parties agree to adjust the exchange ratio in order to achieve the 50-50 split, provided that such new ratio is supported by the fairness opinion. Gold Giant will become a wholly-owned subsidiary of Cross Lake pursuant to the Arrangement.

Under the terms of the Letter Agreement, on or before the effective date, Gold Giant will complete a financing of Gold Giant common shares to raise minimum gross proceeds of $1,200,000. Gold Giant is in the process of completing a private placement of the initial $500,000.

Following the completion of the business combination, the board of directors of Cross Lake will consist of five persons, of which three will be nominated by Cross Lake and two by Gold Giant, from the existing boards of the two companies.

If a competing proposal is accepted and recommended by the board of directors of either company, such party may terminate its obligations under the Letter Agreement upon payment to the other of a break fee of $50,000.

The board of directors of both Cross Lake and Gold Giant feel that the proposed Arrangement will strengthen the current position of both companies. The new company will, upon exercise of the Option Agreement with Kinross Gold Corporation, have a direct 100% ownership in the QR Mine Property. It will be in a stronger position to secure the financing necessary to advance the exploration and the potential development of not only the QR Mine Project but also the other 16 properties that will be controlled by the new company. The new management group will bring to the company many years of experience in exploration, mine development and finance. Cross Lake and Gold Giant are very pleased by these developments and believe that they bode well for the future success of the combined organization and will enhance shareholder value.

-30-

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information please contact:

Cross Lake Minerals Ltd.
Brian Kynoch, Interim President
Tel: (604) 688-5448

Gold Giant Ventures Inc.
Gordon Keevil, President
Tel: (604) 687-2038

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636
Symbol CRN-T

October 1, 2003

For immediate release
#03-10

NEWS RELEASE

- PLAN OF ARRANGEMENT DISCUSSIONS -
- QR PROPERTY ACQUISITION -

Vancouver, British Columbia – **Cross Lake Minerals Ltd.** (the "Company") wishes to announce that discussions are in progress with Gold Giant Ventures Inc. ("Gold Giant") regarding a proposed acquisition, by way of statutory plan of arrangement, of all of the issued shares of Gold Giant. Further details of the terms of the proposed transaction, including proposed exchange ratios, will be disclosed as negotiations proceed. The transaction will be subject to the TSX, court and shareholder approvals and the execution of a formal agreement.

Gold Giant currently holds an option to acquire 50% of the Company's interest in the QR and Cariboo Properties. The two companies also hold, on a 50-50 joint venture basis, the Cantin Creek Property under a 100% option. Management of the two companies believe that the creation of one company holding 100% of all these properties, in particular the QR, will not only provide economies of scale but will, more importantly, facilitate any future project financing.

The Company also wishes to advise that, further to the letter of intent announced in its release of July 10, 2002, a formal agreement has been signed with Kinross Gold Corporation ("Kinross") regarding the acquisition of the QR Property located near Quesnel, BC.

Under the original letter of intent, the Company had the right to acquire a 100% interest in the QR Property by paying Kinross an aggregate of $800,000 on or before May 1, 2004, with Kinross' reclamation bond of approximately $750,000 being transferred to the Company. Under the amended terms of the formal agreement, the Company may acquire the interest by paying $50,000 in cash and/or shares (at the Company's option) on Closing, arranging for the release of the $750,000 bond back to Kinross and indemnifying Kinross from all future liability.

In order to facilitate the release, Kinross has agreed to loan the Company $300,000 to replace a portion of the bond. The unsecured loan is to be repaid as follows:

(a) upon recommencement of commercial production from the QR Property, the Company applying 10% of net operating profits each quarter; or

(b) if such amount is not replaced in full by the Company within four years of the Closing of the purchase of the QR Property, the Company providing Kinross with any amount outstanding in cash and/or shares, at the Company's option. Shares to be valued at the closing price on the date on which the amount is due and payable.

The Company is extremely pleased by these recent developments and believes that they bode well for the future success of the organization and will provide the opportunity to enhance shareholder value.

-30-

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information please contact:
Brian Kynoch, Interim President
Michele Jones, Executive Vice President, Administration

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636
Symbol CRN-T

September 3, 2003

For immediate release
#03-09

NEWS RELEASE

Potential New Gold Zone Defined by Induced Polarization Survey - QR Project, B.C.

Vancouver, British Columbia - **Cross Lake Minerals Ltd.** ("the Company") is pleased to announce that the completed 3D Inversion Induced Polarization survey (IP) has outlined a significant new anomaly along the mineralized trend on the QR Mine property, British Columbia. This new target is located 400 metres east of the Main Zone along the projection of the contact of the host basalt and the overlying siltstones. The majority of the known gold mineralization is associated with this horizon, which is one of the key exploration targets on the QR Mine property.

The newly developed 3D Inversion IP enables the survey to identify prospective targets at depth below overlying stratigraphy. This is important to the success of the survey on the QR property in order to overcome potential interference of the overlying siltstones. The newly discovered anomaly is centered at a depth of approximately 100 metres which corresponds with previous geological information and development on the property. This new anomaly will be a priority exploration target for the upcoming drilling program.

To evaluate the accuracy of this IP survey, an orientation survey was initially completed over the known West Zone. This survey was successful in identifying not only the location of the higher grade gold zones within the West Zone but also the horizontal and vertical continuity of these zones. These results confirm the validity of the survey in identifying further gold zones on the property. The survey also indicates that there is potential to expand the West Zone along a well defined anomaly where previous development has confirmed economic gold grades near surface. This new target will be evaluated and considered for drilling.

The QR Mine property has an existing permitted 800 TPD gold mill, tailings pond and related surface facilities. The Company and its partner Gold Giant Ventures Inc. ("Gold Giant") are continuing to evaluate the existing reserve and resource base in the West, Northwest and Midwest zones and the potential to restart production. These new targets add to the potential of this advanced property and increase the prospect for early development.

The Company holds the QR Property under a 100% option from Kinross Gold Corporation. Gold Giant is in the process of earning 50% of the Company's rights in the property. The Company is the operator of the project. Exploration work is being conducted under the supervision of the Company's Qualified Person and Vice President, Exploration, Jim Miller-Tait, P.Geo. The geophysical work was completed by SJ Geophysics Ltd. of Delta, BC.

-30-

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information please contact:
Brian Kynoch, Interim President, or Michele Jones, Executive Vice President, Administration

CROSS LAKE MINERALS LTD.

Interim Report for the Nine Months Ended September 30, 2003

240 – 800 West Pender Street
Vancouver, BC
V6C 2V6
Tel: (604) 688-5448 / Fax: (604) 688-5443
E-Mail: crosslak@intergate.ca
Web site: *www.crosslakeminerals.com*

MANAGEMENT DISCUSSION & ANALYSIS

The Company incurred a net loss for the quarter ended September 30, 2003 of $33,702 ($0.01 per share) compared to $61,589 ($0.01 per share) for the same period last year. Year-to-date loss was $136,990 ($0.01 per share) versus $208,737 ($0.01 per share) in 2002. The quarterly net loss was reduced due to an increase in revenue from management fees, revenue from the sale of marketable securities and a decrease in general and administrative expenses.

General and administrative expenses in the quarter declined to $49,759 from $65,573 for the same period last year. Insurance increased, to $5,176 from $4,037 in 2002 due to a general increase in rates. All other expense categories decreased: office to $5,679 from $9,007 in 2002, professional fees to $5,379 from $8,676, shareholder communication to $3,797 from $4,763, trust and filing to $4,285 from $11,882 and wages and fees to $22,502 from $23,897. The unusually high trust and filing costs in 2002 were primarily attributable to fees paid to the Toronto Stock Exchange. This overall decrease in expenses for the quarter ended September 30, 2003 reflects management's efforts to preserve working capital.

Cash decreased by $50,022 during the quarter compared to a increase of $51,292 during the corresponding quarter in 2002, due to the receipt of property option payments in 2002 of $193,665.

Working capital at September 30, 2003 was $129,616 compared to $298,019 at December 31, 2002. The Company invests surplus cash in liquid, high-grade investments with varying maturity dates selected with regard to operational cash requirements and prevailing interest rates.

During the quarter ended September 30, 2003, property exploration costs amounted to $16,892, including $9,870 on the QR, Cariboo and Cantin Creek Properties. These expenditures did not include approximately $112,940 spent during the quarter on the QR, Cariboo and Cantin Creek Properties which were funded by Gold Giant Ventures Inc. ("Gold Giant"). The Company is operator on all three projects and receives a 10% management fee on expenditures.

Subsequent to the end of the quarter, the Company announced that a letter agreement (the "Letter Agreement") had been signed with Gold Giant whereby the Company is to acquire all the common shares of Gold Giant by way of statutory plan of arrangement (the "Arrangement") under the Company Act (British Columbia), subject to all necessary approvals.

Pursuant to the Arrangement, holders of Gold Giant shares will exchange their Gold Giant shares in consideration for the issuance by the Company of two (2) common shares of the Company for every one (1) Gold Giant common share, provided that the new entity will be held by shareholders of the Company and shareholders of Gold Giant on a 50-50 basis, or within 2½% thereof (the "50-50 split"). If a 50-50 split is not achieved by the above exchange ratio, the parties agree to adjust the exchange ratio in order to achieve the 50-50 split, provided that such new ratio is supported by the fairness opinion, which has been received. Gold Giant will become a wholly-owned subsidiary of the Company pursuant to the Arrangement. Under the terms of the Letter Agreement, on or before the effective date, which is expected to occur by December 15, 2003, Gold Giant will complete a financing of Gold Giant common shares to raise minimum gross proceeds of $1,200,000, of which approximately $400,000 has already been completed.

If a competing proposal is accepted and recommended by the board of directors of either company, such party may terminate its obligations under the Letter Agreement upon payment to the other of a break fee of $50,000. Following the completion of the business combination, the

board of directors of the Company will consist of five persons, of which three will be nominated by the Company and two by Gold Giant, from the existing boards of the two companies.

The board of directors of both the Company and Gold Giant feel that the proposed Arrangement will strengthen the current position of both companies. The new company will be in a stronger position to secure the financing necessary to advance the exploration and the potential development of not only the QR Mine Project but also the other 16 properties that will be controlled by the new company.

EXPLORATION

Subsequent to the end of the period, the Company announced that diamond drilling at the QR Mine, the adjacent Cariboo and the Cantin Creek Properties had commenced. The program will test targets defined by previous exploration and by the geological mapping and geophysical and soil geochemical surveys completed during the summer. The Company plans to drill approximately 4,000 metres on the three properties and expects to be completed in early December 2003.

QR PROPERTY

The QR gold Property, which is located 58 kilometres southeast of Quesnel, BC in the Cariboo Mining Division, is held under a 100% option from Kinross Gold Corporation ("Kinross"). The Property is adjacent to the west boundary of the Company's Cariboo Property. Gold Giant is in the process of earning a 50% interest in the QR and Cariboo Properties with the Company as operator.

During the period, the Company, further to the letter of intent dated July 3, 2002, signed a formal agreement with Kinross. Under the original letter of intent, the Company had the right to acquire a 100% interest in the QR Property by paying Kinross an aggregate of $800,000 on or before May 1, 2004, with Kinross' reclamation bond of approximately $750,000 being transferred to the Company. Under the amended terms of the formal agreement, the Company may acquire the interest by paying $50,000 in cash and/or shares (at the Company's option) on closing, arranging for the release of the $750,000 bond back to Kinross and indemnifying Kinross from all future liability.

In order to facilitate the release, Kinross has agreed to loan the Company $300,000 to replace a portion of the bond. The unsecured loan is to be repaid as follows:

(a) upon recommencement of commercial production from the QR Property, the Company applying 10% of net operating profits each quarter; or

(b) if such amount is not replaced in full by the Company within four years of the Closing of the purchase of the QR Property, the Company providing Kinross with any amount outstanding in cash and/or shares, at the Company's option. Shares to be valued at the closing price on the date on which the amount is due and payable.

In August 2003, two NQ2 diamond drill holes, totalling 263 metres, were completed in the Midwest Zone. The first hole (CL-03-2023), 115 metres in length, was designed to test the near surface resource of the Midwest Zone for grade continuity and to collect samples for subsequent metallurgical testing, if warranted. The hole successfully encountered typical gold bearing skarn mineralization, the source of all of the past production from the property, over its entire length from the bedrock subcrop at 4.27 metres to the bottom of the hole. The second

drill hole (CL-03-2024), 148 metres in length, was designed to intersect the Midwest Zone at depth where the bulk of the remaining resource in the Midwest Zone is located. The hole was mineralized from 96 to 135.7 metres. The hole intersected typical skarn mineralization from 96 to 106.5 metres and from 122.1 to 135.7 metres. A different style of mineralization was intersected in the intervening section from 106.5 to 122.1 metres. In this section semi-massive sulphides consisting of pyrite, pyrrhotite and chalcopyrite with intense chlorite alteration have overprinted the skarn confirming the presence of a second phase of mineralization.

The significant intersections from these two holes are as follows:

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)
CL-03-2023	4.3	19.3	15.0	5.1
CL 03-2024	109.5	125.1	15.6	4.6

Drill hole CL-03-2023 was successful in confirming the continuation of excellent grade gold mineralization at surface and drill hole CL-03-2024 confirmed the presence of significant gold mineralization at depth as predicted from previous modelling.

During the current program, drilling on the QR Mine Property will test a coincident 3D Inversion Induced Polarization ("IP") anomaly and soil geochemistry anomaly located just 400 metres east and on trend with the known zones of gold mineralization. There is a recently updated developed and partially developed calculated resource of just over 900,000 tonnes with a weighted average grade of 3.1 g/t. The majority of this resource could be developed by open pit mining. The potential exists to further increase this resource through drilling of the Midwest Zone, which is planned during this program, and of the North Zone, which is to be carried out at a later date.

Cariboo Property

The Company holds an option to earn a 100% interest in the Cariboo Property from Imperial Metals Corporation ("Imperial"). The Property, which is adjacent to the east boundary of the QR Property, is located 62 kilometres southeast of Quesnel, BC. Gold Giant is in the process of earning 50% of the Company's rights in the Property.

On the Cariboo Property, the current drilling program will evaluate several targets defined by the 3D Inversion IP and soil geochemical anomalies as well as evaluating further the discovery hole 89-6 drilled in 1989 that intersected 5.26g/t over 8.5 metres. The proximity of the Cariboo Property to the QR Mine Property increases the potential development of the area.

Cantin Creek Property

The Company and Gold Giant hold the right to earn a 100% interest from Geoffrey Goodall in the Cantin Creek Property, which is comprised of 32 claim units (800 hectares) and is located 21 kilometres east southeast of Quesnel, BC in the Cariboo Mining Division. The Property is held under a 50-50 joint venture with Gold Giant, with the Company as operator.

Drilling on the Cantin Creek Property will test a coincident chargeability and resistivity anomaly from the recently completed 3D Inversion IP survey, which is further enhanced by a soil geochemistry anomaly from the recently completed Mobile Metal Ions survey. The proximity of Cantin Creek Property to the QR Mine again increases the economic potential of any discoveries.

OTHER PROPERTIES

The Company and Gold Giant have, on a 50-50 joint venture basis, recently staked the zinc-lead-silver Ghost and Kneb Properties located in the Revelstoke Mining Division. Both properties contain known zinc, lead, silver mineralization associated with altered Cambrian-aged Badshot Limestone, typical of similar base metal deposits in the Kootenay Arc geological province. A program of geological mapping and sampling was conducted on each property. A sample taken on the Kneb Property from large (up to 1.5 metres) mineralized boulders, containing sphalerite, galena and pyrite, at the toe of a receding glacier, assayed 13.61% zinc, 15.96 % lead and 251.8 g/t silver. Rock sample results from outcrop on the Ghost Property assayed 12.97% zinc, 3.83% zinc and 6.74% zinc with lead values up to 2.45%. Mineralization on the Ghost Property has been identified over a large surface area indicating the potential for near surface development.

The Company also holds the LJ Property in the Revelstoke area. A recent program of geological mapping and sampling was conducted to follow-up exploration completed by the Company over the past three years. In 2002, numerous massive sulphide boulders were discovered below the remnant McKinnon Glacier at the headwaters of McKinnon Creek. These boulders yielded values up to 18% zinc and over 20% lead. The recent program was successful in locating zinc-lead base metal mineralization in outcrop at the toe of the glacier, now only approximately 500 metres square in size. A 10 metre thick siliceous section of the Badshot Limestone was traced towards the glacier where a one metre section of semi-massive sulphides of sphalerite, pyrite and galena was exposed within the 10 metre siliceous section. Two parallel rock chip channel samples over the one metre width were collected across the discovery section. One assayed 14.17% zinc and 6.91% lead and the other 11.05% zinc and 1.44% lead.

The Company also holds a number of other properties which are not being actively worked at this time. Information on these properties is available on the Company's web site: *www.crosslakeminerals.com.*

Brian Kynoch
Director

Malcolm Swallow
Director

November 10, 2003

Consolidated Balance Sheets
(Unaudited)

		September 30, 2003		December 31, 2002
ASSETS				
Current Assets				
Cash and cash equivalents	$	87,311	$	252,513
Accounts receivable		26,777		40,331
Prepaids		20,334		12,358
Marketable securities		19,000		22,750
		153,422		327,952
Capital Assets		33,785		40,826
Mineral Properties (note 3)		5,270,409		5,229,255
	$	5,457,616	$	5,598,033
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	23,806	$	29,933
Shareholders' Equity				
Share Capital (note 4)		12,533,581		12,530,881
Deficit		(7,099,771)		(6,962,781)
		5,433,810		5,568,100
	$	5,457,616	$	5,598,033

Consolidated Statements of Operations
(Unaudited)

	Three months ended September 30 2003	Three months ended September 30 2002	Nine months ended September 30 2003	Nine months ended September 30 2002
Revenue				
Interest and project management fees	$ 10,902	$ 3,984	$ 44,715	$ 6,250
Expenses				
Depreciation	2,346	3,311	7,041	8,256
General exploration	595	-	4,837	13,350
Insurance	5,176	4,037	12,093	9,815
Office	5,679	9,007	20,287	25,932
Professional fees	5,379	8,676	11,056	14,638
Shareholder communication	3,797	4,763	15,564	16,684
Trust and filing	4,285	11,882	27,239	31,174
Wages and fees	22,502	23,897	88,743	95,138
	49,759	65,573	186,860	214,987
Net loss before other item	38,857	61,589	142,145	208,737
Gain on sale of marketable securities	(5,155)	-	(5,155)	-
Net loss for the period	$ 33,702	$ 61,589	$ 136,990	$ 208,737
Loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01

Consolidated Statements of Deficit

(Unaudited)

	Three months ended September 30 2003	Three months ended September 30 2002	Nine months ended September 30 2003	Nine months ended September 30 2002
Deficit, beginning of period	$ 7,066,069	$ 6,874,529	$ 6,962,781	$ 6,727,381
Net loss for the period	33,702	61,589	136,990	208,737
Deficit, end of period	$ 7,099,771	$ 6,936,118	$ 7,099,771	$ 6,936,118

Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended September 30 2003	Three months ended September 30 2002	Nine months ended September 30 2003	Nine months ended September 30 2002
Cash Provided By (Used In):				
Operating Activities				
Operations:				
Net loss for the period	$ (33,702)	$ (61,589)	$ (136,990)	$ (208,737)
Items not involving cash:				
Gain on sale of marketable securities	(5,155)	-	(5,155)	-
Depreciation	2,346	3,311	7,041	8,256
	(36,511)	(58,278)	(135,104)	(200,481)
Changes in non-cash working capital:				
Accounts receivable	138	(8,619)	13,554	(13,335)
Prepaids	(11,403)	(6,285)	(7,976)	(2,779)
Accounts payable	5,741	35,506	(6,127)	52,217
	(42,035)	(37,676)	(136,653)	(164,378)
Investing Activities				
Mineral property expenditures:				
Acquisition (1)	-	(5,447)	-	(31,656)
Exploration	(16,892)	(93,210)	(38,454)	(138,632)
Option payments received	-	193,665	-	193,665
Proceeds from sale of marketable securities	8,905	-	8,905	-
Purchase of capital assets	-	(6,040)	-	(6,040)
	(7,987)	88,968	(29,549)	17,337
Financing Activity				
Issue of shares (1)	-	-	-	186,176
Decrease in cash and cash equivalents	(50,022)	51,292	(165,202)	39,135
Cash and cash equivalents, beginning of period	137,333	308,861	252,513	321,018
Cash and cash equivalents, end of period	$ 87,311	$ 360,153	$ 87,311	$ 360,153
(1) Not included: Value of shares issued for mineral properties	$ -	$ -	$ 2,700	$ 2,700

CROSS LAKE MINERALS LTD.
Notes to the Consolidated Financial Statements
September 30, 2003 and 2002

1. NATURE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its principal activity, directly and through joint ventures, is the acquisition, exploration and development of resource properties. The Company is currently in the exploration stage of developing its mineral properties.

The recoverability of amounts shown for mineral properties, including deferred exploration expenditures, is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition thereof.

2. ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These interim consolidated financial statements should be read in conjunction with the Company's annual audited consolidated financial statements dated December 31, 2002, both of which were prepared in accordance with Canadian Generally Accepted Accounting Principles. The results for the three and nine month periods ended September 30, 2003 are stated utilizing the same accounting policies and methods of application as the most recent annual consolidated financial statements.

3. MINERAL PROPERTIES

	Period ended September 30, 2003		
	Balance December 31, 2002	Additions	Balance September 30, 2003
Acquisition costs	$ 226,565	$ 2,700	$ 229,265
Exploration and development costs:			
Assays and recording	391,057	2,470	393,527
Drilling	1,751,516	-	1,751,516
Geological and geophysical	2,095,608	4,686	2,100,294
Field office	568,268	31,015	599,283
Travel and accommodation	196,241	283	196,524
	5,002,690	38,454	5,041,144
	$ 5,229,255	$ 41,154	$ 5,270,409

4. SHARE CAPITAL AND RELATED INFORMATION

a) Authorized: 100,000,000 common shares without par value.

b) Issued and outstanding:

	September 30, 2003		September 30, 2002	
	Number of Shares	$	Number of Shares	$
Balance, beginning of year	37,768,493	12,530,881	35,227,665	12,342,005
Private Placement	-	-	2,495,828	186,176
Mineral Property	45,000	2,700	45,000	2,700
Balance, end of period	37,813,493	12,533,581	37,768,493	12,530,881

c) Stock options

Under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's plan, the Company may grant options for up to 6,000,000 common shares. As of September 30, 2003, the Company had stock options outstanding and exercisable for the purchase of 3,001,000 common shares.

	Options	Weighted-Average Exercise Price	Expiry Date Range
Outstanding & exercisable at Dec. 31, 2002	3,251,000	0.37	01/21/03 – 02/01/12
Expired	(425,000)	1.15	01/21/03 – 06/18/03
Granted	175,000	0.14	01/13/13
Outstanding & exercisable at September 30, 2003	3,001,0000	0.25	05/31/06 – 01/13/13

As permitted by the accounting standard for stock-based compensation, the Company has elected to follow the instrinsic value method of accounting for share options granted to employees and directors. Under this method, no compensation expense will be recorded if the exercise price of the share options were granted at market.

Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $5,915 pursuant to the share options issued in the current year. Pro-forma earnings information determined under the fair value method accounting for stock options is as follows:

		Nine Month Period ended September 30, 2003
Net loss		
As reported	$	136,990
Compensation expense		5,915
Pro-forma	$	142,905
Basic loss per share		
As reported and pro-forma		0.01

The fair value of options included in the pro-forma information above has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest rate of 2.5%; an expected life of 10 years; an expected volatility of 8%; and expected dividends of nil.

5. SUBSEQUENT EVENT

The Company and Gold Giant Ventures Inc. ("Gold Giant") have entered into an agreement whereby the Company is to acquire all the outstanding shares of Gold Giant, by the Company issuing that number of shares to the shareholders of Gold Giant so that the shareholders of the respective companies each own 50%, or within 2 1/2% thereof, of the combined Company. Gold Giant is also to raise $1,200,000 concurrent with the arrangement. This agreement is subject to all necessary approvals.

CROSS LAKE MINERALS LTD.

CORPORATE INFORMATION
September 30, 2003

DIRECTORS

John H. Davies, *Mississauga, Ontario*

Henry G. Ewanchuk, *Vancouver, BC*

Chet Idziszek, *Powell River, BC*

J. Brian Kynoch, *Vancouver, BC*

Keith E. Steeves, *Richmond, BC*

Malcolm J.A. Swallow, *Langley, BC*

James W.F. Tutton, *Whistler, BC*

OFFICERS

Henry G. Ewanchuk
Chairman & Director

J. Brian Kynoch
Interim President & Director

Michele A. Jones
Executive Vice President,
Administration & Corporate Secretary

James Mudie
Chief Financial Officer

Erik Andersen
Vice President, Land

James Miller-Tait
Vice President, Exploration

Registered Office
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Bank
Royal Bank of Canada
Main Branch, 1025 West Georgia St.
Vancouver, BC
V6E 3N9

Transfer Agent
Computershare Trust
Company of Canada
510 Burrard Street
Vancouver, BC
V6C 3B9

and

100 University Avenue
Toronto, ON
M5J 2Y1

Corporate Counsel
DuMoulin Black
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Auditors
De Visser Gray
401 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Trading Symbol: **CRN-T**
SEC 12g No. 82-2636

Share Capitalization (Sep 30/03):

Authorized	100,000,000
Issued & Outstanding	37,813,493